Exhibit (a)(2)

August 15, 2008

Dear Simtek Stockholder:

We are pleased to inform you that, on August 1, 2008, Simtek Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Copper Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Cypress (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today an offer to purchase all of the outstanding shares of common stock of the Company (the “Shares”) at a price of $2.60 per Share, net to the holder thereof in cash, without any interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated August 15, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase constitute the “Offer”). Unless extended, the Offer is scheduled to expire at 12:00 midnight, EST, on September 12, 2008. Following the consummation of the Offer and, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), the Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Cypress, and each Share that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price. The Offer is conditioned upon, among other things, the condition that, prior to the scheduled expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares, that, together with the Shares then owned by Cypress and Purchaser (if any), represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding Company options to purchase Shares with exercise prices less than the Offer Price that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such Company options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than Company options) with exercise or conversion prices less than the Offer Price that are held by persons other than Cypress or Purchaser or affiliates thereof and that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer.

The Company’s board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that Merger Agreement is advisable and that the Offer and Merger are at a price and on terms that are in the best interests of the Company and its stockholders. Accordingly, the Company’s board of directors unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in detail in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. Accompanying this letter is a copy of the Offer to Purchase and the related Letter of Transmittal for use in tendering your Shares pursuant to the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

Sincerely,

Robert C. Pearson

Chairman of the Board of Directors